Exhibit 99

CEO Jim Skinner's Letter to McDonald's System

October 31, 2005

Subject: Business Update

I want to commend our system for the great job you're doing serving customers around the world.

As you know from our recent sales and earnings, we are delivering solid performance. In fact, we just marked our 10th consecutive quarter of positive global comparable sales, which translates directly to better results for each and every one of you.

It is clear our Plan to Win is working.

Our intense focus on our customers, on the "moment of truth" interaction at the front counter and drive thru, is paying off – for our customers, our system and our shareholders.

With this in mind, I want to comment on recent speculation in the media about the possibility of a major restructuring of our Company. As a public company, we are continually looking for ways to enhance shareholder value. This is reflected in our recent announcement which stated we expect to return between roughly $5 and $6 billion to shareholders over 2006 and 2007 combined, through dividends and share repurchase.

We have succeeded in delivering system and shareholder value over the past 30 months through our collective focus on our Plan to Win. It is a winning plan and we remain committed to it for the long term.

We also remain committed to franchising and operating restaurants. We will continue to strive – as we always have – to optimize the mix of company-operated and franchised restaurants.

As such, we have no intention to undertake a large scale restructuring either through a McOpCo spin-off or a Real Estate Investment Trust (REIT). Neither would be in the best interests of our system or our shareholders.

We will deliver value to our system and our shareholders by succeeding at being better, not just bigger. We will stay focused on the Plan to Win – driven by operational excellence, leadership marketing and financial discipline. And, we will continue to recognize the contribution that our three-legged stool makes to our success.

As I said recently to gatherings of the U.S. National Black McDonald's Owner Operators Association and the National Leadership Council, I believe our success is due to alignment, commitment, and collaboration:

- Alignment around our Plan to Win

- Commitment to providing a better customer experience tomorrow than we did today

- And collaboration among owner-operators, suppliers and the company.

Our greatest strength is, and always will be, our system – our three-legged stool. It is a competitive advantage no one can match. And, when we work together, we succeed.

Thank you all for the important role you play in helping deliver great results. Let's stay focused on a strong fourth quarter and another good year in 2006.

Jim Skinner